UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67646 / August 14, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14905

In the Matter of **OPTIMIZED TRANSPORTATION MANAGEMENT, INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission"), having issued on June 5, 2012 an Order Instituting Administrative Proceedings and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Optimized Transportation Management, Inc. ("Optimized Transportation Management" or "Respondent"), now deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement ("the Offer") submitted by Optimized Transportation Management pursuant to Rule 240(a) of the Rules of Practice of the Commission.

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

      1.   Optimized Transportation Management is a Delaware corporation formerly headquartered in Springville, Utah, and now headquartered in San Antonio, Texas with a class of

securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Optimized Transportation Management's common stock is currently quoted on OTC Link operated by OTC Markets Group Inc. under the trading symbol "OPTZ."

2.   Optimized Transportation Management has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission because it is delinquent in the filing of its required periodic reports. The Respondent filed its last Form 10-K for the year ended December 31, 2009 on March 31, 2010, and its last Form 10-Q for the quarterly period ending September 30, 2010 was filed on November 22, 2010. Since then, the Respondent has not filed its required periodic reports.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary